UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Midwest Holding Inc.

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

59833J206

(CUSIP Number)

A. Michael Salem

1075 Old Post Road

Bedford, New York 10506

(402) 489-8266

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59833J206

1	Names of reporting persons A. Michael Salem
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF and PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 203,298
	8	Shared voting power: 74,425
	9	Sole dispositive power: 203,298
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person 277,723
12	Check box if the aggregate amount in Row 11 excludes certain shares (see instructions)
13	Percent of class represented by amount in Row 11 7.4% (1)
14	Type of reporting person (see instructions) IN

(1) Based on 3,737,564 shares of Voting Common Stock of Midwest Holdings Inc. (the “Issuer”) outstanding as of December 16, 2020, as reported in the Issuer’s Rule 424(b)(4) prospectus filed with the Securities and Exchange Commission (“SEC”).

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Voting Common Stock, $0.001 par value per share (“Common Stock”) of Midwest Holding Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 2900 South 70th Street, Suite 400, Lincoln, Nebraska 68506.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c), (f) The person filing this Schedule 13D is A. Michael Salem (the “Reporting Person). The address of the principal place of business for the Reporting Person is 1075 Old Post Road, Bedford, New York 10506. The Reporting Person is a citizen of the United States and his principal business is Co-Chief Executive Officer of the Issuer.

(d), (e)   During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The disclosure in Item 4 is incorporated herein by reference.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Person is filing this Schedule 13D in connection with a pro rata distribution of the Common Stock to AMS Advisors, LLC, (“AMS”), an entity owned and controlled by the Reporting Person. Prior to November 10, 2020, the Reporting Person (through AMS) was a member of a group by and among Xenith Holdings LLC, a Delaware limited liability company (“Xenith”), Vespoint LLC, a Delaware limited liability company (“Vespoint”) and Michael W. Minnich (the “Previous Group”). The Previous Group initially filed with the SEC a Schedule 13D on July 12, 2018 (and as subsequently amended).

Vespoint is a private investment company which is owned and managed by AMS and Rendezvous Capital, LLC, which is owned by Mr. Minnich. Thus, Vespoint is controlled by the Reporting Person and Mr. Minnich, who are also Vespoint’s Co-Chief Executive Officers. Vespoint distributed the shares of Common Stock it held to its members in a pro-rata distribution, and in the process, dissolved the Previous Group. In connection with the distributions, AMS received 203,298 shares of Common Stock.

The Reporting Person and Mr. Minnich are the Issuer’s Co-Chief Executive Officers and members of the Issuer’s Board of Directors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)    The Reporting Person indirectly beneficially owns 277,723 shares of Common Stock. Of that amount, (i) 203,298 of the shares are indirectly owned by the Reporting Person through AMS and (ii) the Reporting Person indirectly holds shared voting rights with respect to 74,425 shares of Common Stock subject to a proxy which is described in Item #6 below. In addition, the Reporting Person was granted an employee stock option to purchase up to 81,569 shares of Common Stock at $41.25 per share pursuant to the Issuer’s 2020 Long-Term Incentive plan. The options vest in equal installments 60 days after each of the first five anniversaries of the date of grant (11/16/2020), subject to accelerated vesting under certain circumstances. The shares underlying the stock options are not included in the Reporting Person’s beneficial ownership in this Schedule 13D because none of the options are exercisable within 60 days of the date of this report.

       The 277,723 shares of Common Stock beneficially owned by the Reporting Person represents approximately 7.4% of the outstanding Common Stock based on 3,737,564 shares of Common Stock of the Issuer outstanding as of December 16, 2020, as reported in the Issuer’s Rule 424(b)(4) prospectus filed with the SEC on December 16, 2020.

(b)         The Reporting Person has the sole power to vote and dispose of the 203,298 shares of Common Stock he beneficially owns. The Reporting Person indirectly holds shared voting power over 74,425 shares of Common Stock (defined as the Proxy Shares and described in Item 6 below and incorporated by reference into this Item #5.)

(c)    The information in Item 4 is incorporated herein by reference. Other than as disclosed in Item 4 of this Schedule 13D, the Reporting Person has not effected any transactions in shares of Common Stock during the sixty days preceding the date of this Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is the Issuer’s Co-Chief Executive Officer and a member of the Issuer’s Board of Directors.

Stockholders Agreement

As set forth in the Schedule 13D, Amendment #4, filed by the Previous Group with the Securities and Exchange Commission on May 6, 2020, on April 24, 2020, the Reporting Person entered into a stockholders agreement (the “Stockholders Agreement”) with, the Issuer, Xenith, Vespoint, Michael W. Minnich and Crestline Assurance Holdings LLC, a Delaware limited liability company (“Crestline Assurance”). Pursuant to the Stockholders Agreement, as long as Crestline Assurance and its affiliates beneficially own at least 10% of the Issuer’s outstanding Common Stock, Vespoint, Xenith, the Reporting Person and Mr. Minnich and their affiliates and any other stockholders that become party to the Stockholders Agreement after the date thereof (the “Vespoint Stockholders”) have agreed to vote their shares of Common Stock to elect or appoint one Crestline Assurance representative to the Issuer’s Board of Directors (the “Board”) and, subject to reasonable committee member suitability standards and applicable regulatory qualification requirements, any committee thereof, with Board observer rights provided for an additional Crestline Assurance representative, and the Issuer agreed to appoint one Crestline Assurance designated member and a Crestline Assurance selected observer to the Board of Directors of the Issuer’s insurance subsidiary, American Life and Security Corp (“ALSC”). The Issuer and the Vespoint Stockholders also agreed to include such Crestline Assurance representative in the slate of director nominees recommended by the Board at each applicable annual or special meeting of stockholders of the Issuer at which directors are to be elected, and if the Board is divided into two or more classes, the Crestline Assurance representative shall be nominated to the longest serving class (e.g. Class III if the Board is divided into three classes). Effective April 24, 2020, Douglas K. Bratton, Crestline Assurance’s representative, was appointed as a member of the Board and was appointed a member of the Board of Directors of ALSC.

In addition, pursuant to the Stockholders Agreement, Crestline Assurance agreed, so long as it and its affiliates beneficially own at least 10% of the Issuer’s Common Stock outstanding, to vote its shares of Common Stock for the election of the Reporting Person and Mr. Minnich to the Board as long as each of them separately beneficially owns at least 3% of the outstanding shares of Common Stock and each is an executive officer of the Issuer. Further, for a period ending on the earlier of (i) 10 years following April 24, 2020 and (ii) the date on which Crestline Assurance and its affiliates own less than 5% of the outstanding shares of the Common Stock, the Vespoint Stockholders granted Crestline a right of co-sale with respect to the Issuer’s shares of Common Stock (and any derivative securities thereof) they currently own or subsequently acquire, and for a period of three years following April 24, 2020, the Vespoint Stockholders granted Crestline Assurance a right of first refusal to purchase their shares of Common Stock (and any derivative securities thereof) they currently own or subsequently acquire that they may offer to sell. Pursuant to the Stockholders Agreement, if a Vespoint Stockholder desires to transfer or sell shares of Common Stock (and any derivative securities thereof) to a third party and to the extent such shares have not been purchased by Crestline Assurance pursuant to the right of first refusal described above but subject to the conditions indicated below, then Crestline Assurance has the right, on a pro rata basis, to participate in the transfer or sale on the same terms and conditions as being offered to a Vespoint Stockholder. However, Crestline Assurance may only exercise its co-sale right if (i) the amount of shares to be transferred or sold by the Vespoint Stockholder is equal to or exceeds, together with all sales of Common Stock sold by such stockholder within the preceding three months of the date of such proposed transfer, 1% of the total outstanding Common Stock of the Issuer (which shall be increased to 3% of the total outstanding Common Stock in the event that the Issuer consummates a firm-commitment underwritten public offering of its Common Stock which nets at least $15 million of proceeds to the Issuer) and (ii) the Issuer’s Common Stock is listed for trading on the New York Stock Exchange or the Nasdaq Stock Market. On December 17, 2020, the Issuer’s Common Stock began trading on the Nasdaq Stock Market.

Pursuant to the Stockholders Agreement, Crestline Assurance granted Vespoint a proxy covering 74,425 shares of Common Stock held by Crestline Assurance (the “Proxy Shares”) to enable Vespoint to vote or act by written consent, in Vespoint’s sole discretion, the Proxy Shares on any matter submitted to the Issuer’s shareholders for approval. Thus, through the Reporting Person’s control of Vespoint, he is deemed to have shared voting control over the Proxy Shares. Such proxy will automatically terminate upon (a) receipt of Form A approval from the Nebraska Department of Insurance (the “Department”) with respect to Crestline Assurance owning more than 9.9% of outstanding Common Stock of the Issuer or (b) the sale or transfer of Proxy Shares by Crestline Assurance to a third party, but such termination will be only with respect to such Proxy Shares sold or transferred.

Further, pursuant to the Stockholders Agreement, for a period of three years following the date of the Stockholders Agreement, (i) the Issuer granted Crestline Assurance a pro rata preemptive right to purchase equity securities the Issuer may issue, and (ii) Crestline Assurance granted the Issuer a right of first refusal to purchase Common Stock of the Issuer owned by Crestline Assurance (including shares it may subsequently acquire) that it may offer to sell. The Issuer also granted customary demand and piggyback registration rights to Crestline Assurance and the Vespoint Stockholders to register future public sales of their Common Stock subject to certain terms and conditions.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is incorporated by reference as Exhibit C to the Previous Group’s Schedule 13D, Amendment #4 and is incorporated herein by reference.

Subject to the foregoing and information contained in the Previous Group’s Schedule 13D filings,the Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the shares of Common Stock beneficially owned by him in any manner permitted by law. In addition, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer. As noted above, the Reporting Person is a member of the Board and is the Issuer’s Co-Chief Executive Officer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

A. MICHAEL SALEM

Date:	January 5, 2021	/s/ A. Michael Salem